Exhibit 99.10

20th June 2003

Cable and Wireless plc – Annual Report and Annual General Meeting

Cable and Wireless plc has today filed a copy of Form 20/F with the U.S. Securities and Exchange Commission and is submitting copies of the following documents to the UK Listing Authority:

•	Annual Report and Accounts for the year ended 31 March 2003;
•	Form 20/F;
•	Annual Review;
•	Chairman’s Letter and Notice of Annual General Meeting (“AGM”); and
•	Form of Proxy.

These documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS

      Tel: (0)20 7676 1000
      Please note that from 30th June 2003 the telephone number will change to (0)20 7066 1000

The Annual Report or Annual Review, together with the Chairman’s Letter and Notice of AGM, are to be posted to shareholders on 25th June 2003. These documents will be available on Cable and Wireless plc’s website (www.cw.com/AGM) later today.